October 19, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	David L. Orlic, Special Counsel
Office of Mergers and Acquisitions

Re:	DDR Corp.
Tender Offer Statement on Schedule TO-I
Filed October 6, 2015
File No. 005-43125

Ladies and Gentlemen:

DDR Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 15, 2015 (the “Comment Letter”), with respect to the Company’s Tender Offer Statement on Schedule TO-I referenced above, filed October 6, 2015 (the “Schedule TO”).

A. Background

For the convenience of the Staff, we detail below (a) the manner in which we are conducting the required offer to purchase our 1.75% Convertible Senior Notes due 2040 (the “Notes”), (b) our conversion obligation with respect to the Notes and (c) our election to redeem the balance of the outstanding Notes (collectively, the “Transactions”), all of which are the subject of the Comment Letter.

The Notes are typical “contingent convertible” debt securities generally held by sophisticated institutional investors in which the conversion right is triggered only upon the occurrence of certain specified events and for certain specified “windows” of time upon the occurrence of those events. More specifically, pursuant to the Indenture (as defined below), the Notes become convertible (a) if the closing sale price of our common shares for at least 20 trading days in a 30 consecutive trading-day period at the end of a quarter exceeds 125% of the applicable conversion price, (b) during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price of the Notes is less than 98% of the product of the closing sale price of our common shares multiplied by the applicable conversion rate, (c) if Notes have been called for redemption, (d) upon the occurrence of certain specified corporation transactions or (e) if our common shares are no longer listed on a U.S. national or regional securities exchange. As further described below, because we have elected to redeem the balance of the outstanding Notes, this conversion right has been triggered.

Securities and Exchange Commission

October 19, 2015

The Company is required, pursuant to the Indenture, to make an offer to purchase any and all outstanding Notes every five years at purchase price equal to 100% of the principal amount of the Notes (plus accrued and unpaid interest) beginning on November 15, 2015. Additionally, the Company has a right to redeem any and all Notes on or after November 20, 2015 at a redemption price equal to 100% of the principal amount of the Notes (plus accrued and unpaid interest). As described further below, if the Notes become convertible, the holders of the Notes would be entitled to receive cash up to 100% of the principal amount of the Notes being converted plus, to the extent applicable, a conversion premium payable in cash, common shares or a combination thereof at our option. If subject to conversion, the conversion price for the Notes is based on the daily volume-weighted average price of our common shares during a 30 trading-day period prior to conversion.

Under the terms of the indenture (as amended, supplemented or modified through the date hereof, the “Indenture”) governing the Notes, we were obligated to make an offer to purchase (the “Offer”) the Notes on November 15, 2015 pursuant to a notice to Note holders no later than the 25th business day prior thereto, which we complied with upon the issuance of our Company Notice, dated October 6, 2015 (the “Company Notice”), a copy of which was filed with the Commission as an exhibit to the Schedule TO. Simultaneously with the Company Notice and pursuant to our rights under the Indenture, we notified the holders of the Notes that we were exercising our right to redeem the Notes that remained outstanding following the Offer (and that were not otherwise converted as described below) on or promptly following November 20, 2015 (the “Redemption”).

In accordance with the provision of the Indenture regarding our Redemption election, our notice of redemption triggered the right of the holders of the Notes to elect to convert their Notes (the “Conversion Right”) prior to November 18, 2015 into (a) cash up to the aggregate principal amount of the Notes to be converted and (b) our common shares in respect of the remainder (or cash in lieu of fractional shares), the number of which will be calculated in accordance with the Indenture by reference to the current applicable conversion rate and the daily volume-weighted average price per share of the common shares for the period from October 7, 2015 through November 17, 2015 (the “Observation Period”). As a result of the mandatory Offer, our Redemption election and the resulting Conversion Right, economically, the holders of the Notes have the option to (a) tender their Notes at a purchase price of 100% of the principal amount thereof, (b) have their Notes redeemed at a redemption price of 100% of the principal amount thereof or (c) convert their Notes at a conversion price of (i) 100% of the principal amount thereof plus (ii) a premium payable in common shares.

As a result of the premium payable upon the Conversion Right, it is important to have the context of the recent trading prices of our common shares. Our common shares have traded as high as $20.41 and as low as $14.71 during 2015 and closed at $16.57 on October 16, 2015. Therefore, by way of example, assuming a daily volume-weighted average price per share of the common shares of $15.50 during the Observation Period, a holder converting $1,000 principal amount of Notes would be entitled to receive $1,000 in cash and $4.70 payable in common

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October 19, 2015

shares, for a total conversion price of $1,004.70. Accordingly, given the recent trading prices of our common shares, we expect that holders of the Notes will convert their Notes rather than participate in the Offer or have their Notes redeemed because converting the Notes will be the most economically advantageous alternative in light of the potential premium available upon conversion, which is not available to those who participate in the Offer or have their Notes redeemed. The holders of the Notes are keenly aware of the conversion premium and in recent months have on numerous occasions inquired about our intent to exercise our Redemption right with the clear understanding that this election will trigger their Conversion Right. Given that we have publicly disclosed our intention to redeem the Notes as early as possible, we felt it important from a disclosure perspective in making the Offer to also exercise our right to redeem the Notes so that holders of the Notes would have all material facts (including the terms of the Offer, the Redemption and the Conversion Right) available to them in deciding whether or not to participate in the Offer.

B. Analysis

Importantly, while we acknowledge that no-action relief previously granted by the Commission is not dispositive, the manner in which we are conducting the Transactions is identical in all material respects to the proposed manner in which the put option and related conversion and redemption of the subject securities were to be conducted in CenterPoint Energy, Inc. (December 21, 2006) (“CenterPoint”), in which transaction the Staff determined that it would not recommend enforcement action under Rules 14e-5(a) and 13e-4(f)(6) of the Securities Exchange Act of 1934 (the “Exchange Act”).

In CenterPoint, the issuer, pursuant to the indenture governing the debt securities in question (the “CenterPoint Notes”), made an offer to purchase the CenterPoint Notes from the holders thereof and simultaneously notified the holders that it was exercising its option under the indenture to redeem the CenterPoint Notes that remained outstanding following the offer to purchase (and which were not otherwise converted into cash and shares of issuer common stock) as soon as possible following the repurchase date. Pursuant to the indenture, the CenterPoint Notes became convertible into shares of issuer common stock at the time they were called for redemption. The issuer expected that the price to repurchase the CenterPoint Notes would be economically equivalent (except for any differences in accrued and unpaid interest due based solely on any differences in the date paid) to the redemption price for the CenterPoint Notes since, in both instances, the indenture required a cash payment equal to the principal amount of the CenterPoint Notes, plus any accrued and unpaid interest due to the purchase or redemption date, as applicable. At the time the issuer requested no-action relief from the Staff, based on recent prices for its common stock, it expected that the conversion value of the CenterPoint Notes at the repurchase date, which was also to be determined based on the stock price over the course of an observation period, would be greater than the repurchase price since the conversion value included a premium based on the price of its common stock over the principal amount of the CenterPoint Notes.

Based on the terms of the Transactions, all of which were outlined extensively in the Company Notice, we believe that the Transactions are, in all material respects, indistinguishable from the transactions in CenterPoint. Consequently, we respectfully submit that the Company should be able to proceed with the Transactions in the manner contemplated in the Schedule TO.

Securities and Exchange Commission

October 19, 2015

C. Staff Comments and Company Responses

Below are the Company’s responses to the Staff’s comments. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response:

General

1.	Please confirm that the Notes are held of record by less than 300 persons, or provide an analysis with respect to the applicability of Rule 13e-3.

Response: The Company confirms that the Notes are held of record by less than 300 persons.

2.	Disclosure states that the Notes may be redeemed as early as November 20, 2015, which is less than ten business days after expiration of the Offer. Please provide your analysis as to how this purchase would be consistent with Rule 13e-4(f)(6). While Rule 13e-4(h)(1) provides that the redemption need not be considered a tender offer subject to Rule 13e-4, the redemption nevertheless remains a purchase otherwise than pursuant to the Offer under Rule 13e-4(f)(6).

Response: As described above, the Redemption is consistent with the fact pattern in CenterPoint. While we acknowledge that no-action relief previously granted by the Commission is not dispositive, we note that the Commission previously determined that it would not recommend enforcement action under CenterPoint’s nearly identical fact pattern. See also Boston Properties Limited Partnership (December 29, 2011).

Moreover, we believe that the Redemption is entirely consistent with the policy considerations that supported the adoption of Rule 13e-4(f)(6). In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the adopting release for Rule 13e-4 noted that the “provision is essentially an antimanipulation restriction.” (Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979)). More precisely, the specific purpose of Rule 13e-4(f)(6) is to provide a “cooling-off” period following an issuer tender offer to ensure that “the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer” following the tender offer since the tender offer itself “tends to peg the market price of the security which is the subject of the tender offer.”Id. Here, however, these concerns are moot. The Offer is irrelevant to the redemption price of the Notes. We are conducting both the Offer and the Redemption consistent with terms provided for in the Indenture. As discussed in the Background Section above and in the Company Notice, all holders that participate in the Offer or, alternatively, have their Notes redeemed will receive the same consideration (except for any differences in accrued and unpaid interest due based solely on any differences in the date paid) – cash equal to 100% of the principal amount of the Notes to be redeemed plus any unpaid interest accrued thereon to, but excluding, the repurchase date or the redemption date, as applicable. The Offer, therefore,

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October 19, 2015

does not “peg the market price” of the Notes; rather, the terms of the Indenture establish the price. Similarly, the effect of the Redemption on the trading price of our common shares, whether consummated before, during or after the Offer, is not expected to differ because the terms of the redemption (other than timing) are prescribed by the Indenture. So, even if the Redemption were, for example, consummated more than ten business days after the Offer, the Redemption price would still be the same – principal plus accrued and unpaid interest. Consequently, we respectfully submit that the ten business day “cooling-off” period provided for in 13e-4(f)(6) should not apply here because the potential abuses that rule was intended to address do not exist and the Transactions should be permitted to proceed in the manner contemplated in the Schedule TO.

3.	Disclosure states that the conversion period will expire on November 18, 2015, and payment of the Conversion Price may be made as early as November 19, 2015. Please provide your analysis as to how this purchase would be consistent with Rule 13e-4(f)(6).

Response: As described in our response to Comment 4 below, we do not believe that Rule 13e-4 is applicable to the Conversion Right because the conversion is not a tender offer. However, even if the Staff disagrees with our analysis in our response to Comment 4 below and finds that Rule 13e-4 is applicable to the conversion, the conversion is also consistent with Rule 13e-4(f)(6) for the same reasons that the redemption is consistent with Rule 13e-4(f)(6) as described in our response to Comment 2 above. Similar to both the Offer and the Redemption, the right to convert the Notes and conversion price for the Notes have been established by the terms of the Indenture. While the trading price of the Notes and our common shares could be affected by a variety of factors, we do not believe that either the Offer or the fact that the Conversion Rights are currently exercisable will affect the conversion price of the Notes. Both the Company’s obligation to conduct the Offer and the Conversion Rights were established by the Indenture when the Notes were issued on November 5, 2010. We believe the market has had ample opportunity to account for any impact that both the Offer should have on the value of the Notes and that the Conversion Right should have on the common shares underlying the Notes. Therefore, just as in our response to Comment 2 above and consistent with CenterPoint, the potential abuses that Rule 13e-4(f)(6) was intended to address are of no concern with respect to the conversion. Additionally, because the timing of the Conversion Rights resulting from the Redemption are prescribed by the Indenture, delaying payment of the conversion price would cause us to default under the Indenture.

4.	Given that the Conversion Price will include the payment of cash, and conversion is at the option of the holder, please demonstrate how the Company Notice provides all required disclosure regarding the conversion under Rule 13e-4, including that required by Item 1004(a)(1)(vi), (vii), and (x) and Item 1010 of Regulation M-A. Alternatively, please provide an analysis demonstrating that the conversion is not subject to Rule 13e-4, distinguishing the conversion for cash from the put for cash. We do not view the designation of one event as a “conversion” and the other as a “put” as being of significance in this analysis.

Response: We do not believe that the terms and conditions of the conversion should be viewed as a tender offer. First, the Conversion Rights are, again, consistent with CenterPoint where the CenterPoint Notes also became convertible, in part, for cash, for a limited time at a conversion price prescribed by the terms of the applicable indenture.

Securities and Exchange Commission

October 19, 2015

Additionally, we do not believe the conversion constitutes a tender offer based on the factors typically considered by the Commission and courts in assessing whether purchases are a tender offer (See Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979)) and because of widespread and long-standing market practice. For example, the Conversion Right is exercisable solely at the option of the holder and therefore could not possibly constitute a “take it or leave it” offer that would place undue pressure on holders to convert the Notes. Practically speaking, the Conversion Right is in fact beneficial to the holders and against the interests of the Company because, as previously described, holders who convert their Notes are likely to receive a premium as compared to holders who participate in the Offer or have their Notes redeemed who will not receive any premium. Moreover, given the lengthy and detailed discussion of the Conversion Rights in the Company Notice and the public availability of the terms thereof in the Indenture, there is no substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal to convert the Notes. See Hanson Trust PLC v. SCM Corp., 774 F. 2d 47 (2d Cir. 1985).

Consistent with market practice, we are not aware of any issuers having filed a Schedule TO upon the triggering of a conversion feature or in connection with conversion rights generally for contingently convertible notes, nor are we aware of any instance in which any Commission rule or release, or any no-action letter or other published staff interpretive guidance, has indicated that the operation of a contingent conversion feature in accordance with the applicable indenture constituted an issuer tender offer.

We also note that issuers would have significant difficulties in complying with the tender offer rules if each triggering event constituted the commencement of a tender offer. For example, some triggering events can occur without any prior notice to the issuer, and some convertibility windows might not continue for a full 20 business days. In addition, if an issuer were required to comply with the issuer tender offer rules, shares could not be issued upon the exercise of a conversion right until the expiration of the offer period. This could violate the issuer’s obligations under the applicable indenture because indentures (including the Indenture) typically require the issuer to deliver the conversion consideration promptly.

Alternatively, even if the Staff finds that the conversion constitutes a tender offer, the Company Notice provides all required disclosure regarding the conversion, including, as necessary or applicable, Items 1004(a)(1)(vi), (vii), and (x) and Item 1010 of Regulation M-A.1 The Company Notice meets all the requirements of Schedule TO-I.

[1]	The Company Notice contains the dates before and after which security holders may withdraw securities tendered in the offer (October 8, 2015 through 5:00 p.m., New York City time, on November 10, 2015) and the procedures for tendering and withdrawing securities (see pgs. 7-9 of the Company Notice) as required by Item 1004(a)(1)(vi) and (vii) of Regulation M-A, respectively. We also believe that we adequately described the rights of security holders as a result of the Transactions throughout the Company Notice as required by Item 1004(a)(1)(x) of Regulation M-A. We excluded the financial statements otherwise required by Item 1010 of Regulation M-A from the Company Notice pursuant to Instruction 2 to Item 10 of Schedule TO-I since the offer was for all outstanding securities of the subject class.

Securities and Exchange Commission

October 19, 2015

5.	Please provide an analysis as to how the conversion pricing complies with Rule 14e-1(b), given that value will be established the day before expiration of the conversion period.

Response: As noted above in our response to Comment 4 above, we do not believe that the conversion constitutes a tender offer. Accordingly, we do not believe that Rule 14e-1(b) is applicable to the conversion pricing. However, if Rule 14e-1(b) were to apply to the conversion, we believe that the pricing formula used to determine the final conversion price of the Notes and the disclosure related thereto is consistent with the Staff’s prior no-action relief with respect to Rule 14e-1(b). For example, among other things:

•	the Company Notice describes the pricing formula for determining the final conversion price (a cash payment of $1,000 per $1,000 principal amount of Notes plus accrued and unpaid interest and the sum of the Daily Settlement Amounts (as defined in the Indenture) for each trading day during the Observation Period);

•	the pricing formula will remain fixed throughout the duration of the period in which holders may elect to convert their Notes (and we confirm that if there is a change in the pricing formula we will provide holders at least 10 additional business days to elect to convert their Notes);

•	the Company has made itself available to answer questions from holders regarding the conversion, including those who wish to obtain or discuss representative calculations of the conversion price based upon the disclosed pricing formula and utilizing then current data;

•	the Company’s common shares, which are used as the reference security in the conversion pricing formula, are listed on the New York Stock Exchange;

•	the Company’s belief that the value of the Notes is directly correlated to the trading price of its common shares;

•	the Company will publish the final conversion price in a press release no later than 9:00 a.m., New York City time, on the business day following the Observation Period and will disclose the final conversion price in an amended Schedule TO;

•	the Company Notice includes disclosure informing holders of the Notes of the means by which to elect to convert the Notes and for tendering the Notes to be converted;

•	the Company Notice discloses that all holders of the Notes have the right to convert and that the Company is otherwise seeking to redeem all Notes that remain outstanding after the conversion; and

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October 19, 2015

•	as described above, the holders of the Notes are expected to have an economic incentive to convert their Notes as they will receive no less than the amount due under the Offer or Redemption and more likely a higher amount due to the premium payable upon a conversion.

See PHH Corporation (June 12, 2015) (citing, e.g., Group 1 Automotive, Inc. (May 16, 2014); American Equity Investment Life Holding Company (August 23, 2013); Sonic Automotive, Inc. (July 14, 2012); Thermo Fisher Scientific Inc. (November 13, 2009)). While some of the factors cited by the Commission in PHH Corporation in granting no-action relief are not present here (e.g., daily website postings of Daily Settlement Amounts), the Commission has not indicated that any one factor or combination of factors is necessary for granting no-action relief under Rule 14e-1(b). Instead, the Commission’s long-standing position appears to be that Rule 14e-1(b) does not prohibit the establishment of a conversion price within ten business days of the payment thereof where that conversion price is derived from an observation period relating to the value of a publicly traded security underlying the convertible security. See id. Therefore, because the conversion price of the Notes is calculated based on an observation period for the common shares of the Company that are publicly traded on the New York Stock Exchange, along with the additional factors noted above, we believe that the conversion pricing is consistent with Rule 14e-1(b).

6.	We note that common shares will be issued to holders in connection with conversions. Please provide an analysis as to the exemption upon which you rely for purposes of the Securities Act of 1933.

Response: We are relying on the exemption under Section 3(a)(9) of the Securities Act with respect to the issuance of our common shares in connection with the conversions. Section 3(a)(9) exempts from registration under the Securities Act “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” Rule 150 under the Securities Act makes clear that the term “commission or remuneration in [S]ection 3(a)(9) of the [Securities] Act shall not include payments made by the issuer directly or indirectly to its security holders in connection with an exchange of securities for outstanding securities, when such payments are part of the terms of the offer of exchange.” (emphasis added).

In the case at hand, the Company is the issuer of the Notes and will be the issuer of the common shares upon conversion of the Notes. Additionally, as holders of the Notes, such holders are, by definition, existing security holders of the Company. Furthermore, pursuant to Rule 150, the common shares issuable upon conversion of the Notes are not a commission or remuneration for Section 3(a)(9) purposes since, as described above, the issuance of the common shares upon conversion is part of the terms of the offer of exchange. For these reasons, we believe that we are entitled to rely on Section 3(a)(9) with respect to the issuance of our common shares in connection with the conversions.2 Consequently, we respectfully submit that the Company should be permitted to proceed with the Transactions in the manner contemplated by the Schedule TO.

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[2]	We note that the Company has neither retained a dealer-manager or other agent to solicit tenders or conversions of the Notes nor agreed to pay anyone any solicitation or similar fee.

Securities and Exchange Commission

October 19, 2015

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 755-6453 or Michael Solecki or Kimberly Pustulka of Jones Day at (216) 586-7103 and (216) 586-7002, respectively.

Sincerely,

/s/ David J. Oakes
David J. Oakes
President and Chief Executive Officer